Exhibit (a)(1)(D)

Offer to Purchase for Cash

All Outstanding Shares of Common Stock

of

Sequenom, Inc.

at

$2.40 Net Per Share in Cash

Pursuant to the Offer to Purchase

Dated August 9, 2016

by

Savoy Acquisition Corp.

a direct wholly owned subsidiary of

Laboratory Corporation of America Holdings

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:01 A.M., EASTERN TIME, ON

WEDNESDAY, SEPTEMBER 7, 2016,

UNLESS THE OFFER IS EXTENDED.

August 9, 2016

To Brokers, Dealers, Banks, Trust Companies and other Nominees:

Savoy Acquisition Corp., a Delaware corporation (“Purchaser”) and a direct wholly owned subsidiary of Laboratory Corporation of America Holdings, a Delaware corporation (“LabCorp”), and LabCorp have appointed Morrow Sodali Global, LLC to act as the information agent in connection with Purchaser’s offer to purchase all outstanding shares of common stock, par value $0.001 per share (the “Common Stock”) of Sequenom, Inc., a Delaware corporation (“Sequenom”), including the associated preferred stock purchase rights (the “Rights”) issued under the Rights Agreement, dated March 3, 2009, as amended, between Sequenom and American Stock Transfer & Trust Company, LLC, as rights agent, (such Rights, together with the shares of the Common Stock, the “Shares”), at $2.40 per Share, net to the seller in cash (the “Offer Price”), without interest and subject to any tax withholding, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 9, 2016 (as it may be amended from time to time, the “Offer to Purchase”) and in the related Letter of Transmittal (which collectively constitute the “Offer”) enclosed herewith.

Please furnish copies of the enclosed materials to those of your clients for whom you hold Shares registered in your name or in the name of your nominee.

THE BOARD OF DIRECTORS OF SEQUENOM HAS UNANIMOUSLY RECOMMENDED THAT STOCKHOLDERS TENDER ALL OF THEIR SHARES PURSUANT TO THE OFFER.

The conditions of the Offer are described in Section 14 of the Offer to Purchase.

For your information and for forwarding to your clients for whom you hold Shares registered in your name or in the name of your nominee, enclosed herewith are copies of the following documents:

1.	Offer to Purchase, dated August 9, 2016;

2.	Letter of Transmittal to be used by stockholders of Sequenom in accepting the Offer, including Form W-9;

3.	Sequenom’s solicitation/recommendation statement on Schedule 14D-9;

4.	a printed form of letter that may be sent to your clients for whose accounts you hold Shares registered in your name or in the name of a nominee, with space provided for obtaining such clients’ instructions with regard to the Offer;

5.	Notice of guaranteed delivery to be used to accept the Offer if certificates representing the Shares and all other required documents cannot be delivered to American Stock Transfer & Trust Company, LLC (the “Depositary”) prior to the Expiration Date (as defined below), if the procedure for delivery by book-entry transfer cannot be completed prior to the Expiration Date, or if time will not permit all required documents to reach the Depositary prior to the Expiration Date; and

6.	return envelope addressed by mail to: American Stock Transfer & Trust Company, LLC, Operations Center, Attn: Reorganization Department, P. O. Box 2042, New York, NY 10272-2042.

The Offer is not subject to any financing condition. The Offer is conditioned on, among other things, there being validly tendered pursuant to the Offer and not properly withdrawn before 12:01 a.m., Eastern Time, on the expiration date of the Offer, Shares that, considered together with all other Shares (if any) otherwise owned by Purchaser, would represent one more than 50% of the total number of Shares outstanding at the time of the consummation of the Offer within the meaning of Section 251(h)(6)(a) of the Delaware General Corporation Law (the “DGCL”), including for the purposes of this calculation (i) Shares subject to Sequenom restricted stock awards, plus (ii) the aggregate number of Shares issuable to holders of Sequenom stock options and warrants to purchase Shares from which Sequenom has received notices of exercise prior to the expiration of the Offer (and as to which Shares have not yet been issued to such exercising holders), plus (iii) the aggregate number of Shares issuable upon the deemed or pending exercise, if any, prior to or at the expiration of the Offer of any warrants and the convertible notes issued pursuant to the Indenture dated as of September 17, 2012 by and between Sequenom and Wells Fargo Bank, National Association, as trustee, and the Indenture dated as of June 9, 2015, by and between Sequenom and Wells Fargo Bank, National Association, as trustee excluding any warrants included in clause (ii). The Offer is also subject to certain other conditions set forth in the Offer to Purchase, including, the expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and other customary conditions as described in Section 14—“Conditions of the Offer” of the Offer to Purchase.

We urge you to contact your clients promptly. Please note that the Offer and any withdrawal rights will expire at 12:01 a.m., Eastern Time, on Wednesday, September 7, 2016, unless extended (the “Expiration Date”).

The Sequenom board of directors has unanimously: (i) determined that the Merger Agreement (as defined below) and the Transactions (as defined below), including the Offer and the Merger (as defined below) are fair and advisable to, and in the best interests of, Sequenom and its stockholders; (ii) agreed that the Merger Agreement shall be effected under Section 251(h) of the DGCL, (iii) approved the execution, delivery and performance by Sequenom of the Merger Agreement and the consummation of the Transactions, including the Offer and the Merger, and (iv) recommended that Sequenom’s stockholders tender their Shares to Purchaser pursuant to the Offer.

Purchaser is making the Offer pursuant to an Agreement and Plan of Merger, dated as of July 26, 2016 (the “Merger Agreement”), by and among LabCorp, Purchaser and Sequenom. Pursuant to the Merger Agreement, following the completion of the Offer and the satisfaction or waiver of all of the conditions to the Merger,

Purchaser will be merged with and into Sequenom (the “Merger”) without a vote of the stockholders of Sequenom in accordance with Section 251(h) of the DGCL, and Sequenom will survive as a direct wholly owned subsidiary of LabCorp. The Offer, the Merger and the other transactions contemplated by the Merger Agreement are collectively referred to as the “Transactions.” At the effective time of the Merger, each Share then outstanding (other than Shares owned by LabCorp, Purchaser, Sequenom or their respective subsidiaries, or Sequenom stockholders who properly perfect their appraisal rights under the DGCL) will be converted into the right to receive the Offer Price, without interest and subject to any tax withholding.

For purposes of the Offer, Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares properly tendered to Purchaser and not properly withdrawn as, if and when Purchaser gives oral or written notice to the “Depositary of Purchaser’s acceptance for payment of the Shares in the Offer. In all cases, payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (a) Share certificates (or a timely Book-Entry Confirmation, as defined in the Offer to Purchase), (b) a properly completed and duly executed Letter of Transmittal (or a manually executed facsimile thereof), with any required signature guarantees (or, in the case of a Book-Entry Transfer, as defined in the Offer to Purchase, an Agent’s Message (as defined in the Offer to Purchase) if submitted in lieu of a Letter of Transmittal) and (c) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when Share certificates or Book-Entry Confirmations with respect to Shares are actually received by the Depositary at one of its addresses. Under no circumstances will interest be paid on the Offer Price for the Shares, regardless of any extension of the Offer or any delay in making payment.

Purchaser is not aware of any jurisdiction in which the making of the Offer or the tender of Shares in connection therewith would not be in compliance with the laws of such jurisdiction. If Purchaser becomes aware of any jurisdiction in which the making of the Offer would not be in compliance with applicable law, Purchaser will make a good faith effort to comply with any such law. If, after such good faith effort, Purchaser cannot comply with any such law, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of Shares residing in such jurisdiction. In any jurisdiction where the securities, “blue sky” or other laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers that are licensed under the laws of such jurisdiction.

In order to tender Shares pursuant to the Offer, a Letter of Transmittal (or manually executed facsimile thereof), properly completed and duly executed, with any required signature guarantees, (or, in the case of book-entry transfer, an Agent’s Message if submitted in lieu of a Letter of Transmittal), and any other documents required by the Letter of Transmittal, should be sent to and timely received by the Depositary, and either Share certificates or a timely Book-Entry Confirmation should be delivered, all in accordance with the instructions set forth in the Letter of Transmittal and the Offer to Purchase.

Neither Purchaser nor LabCorp will pay any fees or commissions to any broker or dealer or other person (other than to Morrow Sodali Global, LLC in its capacity as Information Agent and American Stock Transfer & Trust Company in its capacity as the Depositary, as described in the Offer to Purchase) for making solicitations or recommendations in connection with the Offer. You will be reimbursed by Purchaser upon request for customary mailing and handling expenses incurred by you in forwarding the enclosed materials to your customers.

Your prompt action is requested. We urge you to contact your clients as promptly as possible. The Offer and withdrawal rights will expire at 12:01 a.m., Eastern Time, on Wednesday, September 7, 2016, unless the Offer is extended.

If a stockholder desires to tender Shares in the Offer and the Share Certificates and all other required documents cannot be delivered to the Depositary prior to the Expiration Date, if the procedure for delivery by book-entry transfer cannot be completed prior to the Expiration Date, or if time will not permit all required documents to reach the Depositary prior to the Expiration Date, the stockholder’s tender may still be effected by following the guaranteed delivery procedures set forth in the Offer to Purchase and the Letter of Transmittal.

Questions and requests for additional copies of the enclosed materials may be directed to the Information Agent or the undersigned at the addresses and telephone numbers set forth on the back cover of the enclosed Offer to Purchase.

Very truly yours,

Morrow Sodali Global, LLC

NOTHING CONTAINED HEREIN OR IN THE ENCLOSED DOCUMENTS SHALL RENDER YOU OR ANY OTHER PERSON THE AGENT OF PURCHASER, LABCORP, THE DEPOSITARY OR THE INFORMATION AGENT OR AUTHORIZE YOU OR ANY OTHER PERSON TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATION ON BEHALF OF ANY OF THEM WITH RESPECT TO THE OFFER NOT CONTAINED IN THE OFFER TO PURCHASE OR THE LETTER OF TRANSMITTAL.

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